02022496

ED STATES
XCHANGE COMMISSION
on, D.C. 20549

Vf 9-11-02

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED APR 05 2002 PROCESSING

SEC FILE NUMBER
8-44100

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING Jan 1 2000 AND ENDING Dec 31 2000
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Prime Pacific Financial Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

260 S. LOS ROBLES
SUITE 300
(No. and Street)
PASADENA, CA 91101

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
626 533 1160
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WING TO NG
(Name – *if individual, state last, first, middle name*)

10507 Valley Bl #858 EL MONTE CA 91731
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 15 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

004-15

OATH OR AFFIRMATION

I, Judy Chua, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Prime Pacific Financial Corp, as of March 11, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

VERNON D. BAPTISTE
Comm. # 1273356
NOTARY PUBLIC-CALIFORNIA
Los Angeles County
My Comm. Expires Sept. 4, 2004

V. D. Baptiste
Notary Public

[signature]
Signature

President
Title

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Prime Pacific Financial Corp.

Financial Statements

and

Supplementary Information

December 31, 2001

Presented by:

Wing To Ng
Certified Public Accountant

Wing To Ng
Certified Public Accountant
10507 Valley Boulevard, Suite 858
El Monte, California 91731
(626) 453-0353

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholder
Prime Pacific Financial Corp.

I have audited the accompanying balance sheet of Prime Pacific Financial Corp. as of December 31, 2001, and related statements of income, retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the Accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Prime Pacific Financial Corp. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but it is supplementary information required by the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wing To Ng
Certified Public Account

El Monte, California
February 25, 2002

PRIME PACIFIC FINANCIAL CORP.
BALANCE SHEET
AS OF DECEMBER 31, 2001

ASSETS	
Cash in bank	18,606
Deposits with clearing organizations	13,780
Temporary investments in securities	20,100
Receivable from brokers and dealers	4,160
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization	2,819
Other assets	261
TOTAL ASSETS	59,726
LIABILITIES AND STOCKHOLDER'S INVESTMENT	
Commissions payable	1,071
Benefits payable	2,000
TOTAL LIABILITIES	3,071
Stockholder's investment:	
Common stock	115,000
Less: Treasury stock at cost	(90,000)
Retained earnings	31,655
TOTAL STOCKHOLDER'S INVESTMENT	56,655
TOTAL LIABILITIES AND STOCKHOLDER'S INVESMENT	59,726

See accompanying notes and Accountant's report.

PRIME PACIFIC FINANCIAL CORP.
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUES:	
Commissions	83,157
Interest	10,316
	93,473
EXPENSES:	
Salaries and other employment costs for officer	8,815
Commissions and floor brokerage	25,544
Employee benefits	2,070
Professional fees	1,030
Office expenses	2,694
Occupancy rent	7,267
Taxes, licenses and regulatory fees	3,169
Other operating expenses	37,108
	87,697
INCOME BEFORE INCOME TAX PROVISION	5,776
STATE INCOME TAX PROVISION	800
NET INCOME	4,976
RETAINED EARININGS, beginning of year	26,679
Add Income	4,976
Less Distributions	-
RETAINED EARININGS, end of year	31,655

See accompanying notes and Accountant's report.

PRIME PACIFIC FINANCIAL CORP.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
AS OF DECEMBER 31, 2001

	CAPITAL STOCK	RETAINED EARNINGS
Balance January 1, 2001	100,000	26,679
Additional Issuance of Common Stock	15,000	
Treasury Stock at cost	(90,000)	
Net Income		4,976
Balance December 31, 2001	25,000	31,655

See accompanying notes and Accountant's report.

PRIME PACIFIC FINANCIAL CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	4,975
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	730
Increase in clearing deposits	(485)
Decrease in commissions receivable	15,960
Decrease in deposits	464
Decrease in commissions payable	(2,702)
Decrease in taxes payable	(1,442)
Decrease in benefits payable	(21,750)
NET CASH USED BY OPERATING ACTIVITIES	(4,250)
CASH PROVIDED BY INVESTMENT ACTIVITIES:	
Proceeds from sale of common stock	15,000
CASH AT BEGINNING OF YEAR	7,856
CASH AT END OF YEAR	18,606

See accompanying notes and Accountant's report.

PRIME PACIFIC FINANCIAL CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity

Prime Pacific Financial Corp. (PPI) is a fully disclosed broker/dealer approved by the NASD. The company clears all transactions through broker/dealer Wedbush Morgan Securities (Wedbush) on a fully disclosed basis. Wedbush confirms directly to PPI customers and is responsible for holding funds and securities, carrying customer accounts and clearing securities transactions.

Depreciation

For financial reporting purposes, depreciation of property and equipment is provided on the declining balance method.

SUPPLEMENTAL INFORMATION PURSUANT TO RULE 15c3-1 & 15c3-3
OF THE SECURITIES AND EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2001

PRIME PACIFIC FINANCIAL CORP.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2001

NET CAPITAL:	
Total stockholder's investment	56,655
Less: Non-allowable assets:	
Furniture, equipment and leasehold improvements	(2,819)
Securities not readily marketable	(20,100)
Other assets	(261)
Net Capital	33,475
AGGREGATED INDEBTEDNESS	3,071
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required	5,000
Excess net capital	28,475
Excess net capital at 1000%	33,168
Ratio: Aggregated indebtedness to net capital	9.00
RECONCILIATION WITH COMPANY'S COMPUTATION:	
Net capital, as reported in Company's part IIA (unaudited) FOCUS report	33,475
Net audit adjustments	-
Net capital per above	33,475
Aggregate indebtness, as reported in Company's part IIA (unaudited) FOCUS report	3,071
Net audit adjustments	-
Aggregate indebtness per above	3,071

There is no material difference existed of the audited Compution of Net Capital Under rule 15c3-1 and the broker-dealer's corresponding Unaudited FOCUS Report part IIA.

PRIME PACIFIC FINANCIAL CORP.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER
RULE 15c3-3 OF
THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2001

The Company (PPI) clears all transactions through broker/dealer Wedbush Morgan Securities (Wedbush) on a fully disclosed basis. Wedbush confirms directly to PPI customers and is responsible for holding funds and securities, carrying customer accounts and clearing securities transactions.

The above procedures exempt the company from the Reserve Requirements of Rule 15c3-3.

SUPPLEMENTAL INFORMATION PURSUANT TO RULE 17a-5 OF
THE SECURITIES AND EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2001

INDEPENDENT AUDITOR'S REPORT
ON INTERNAL ACCOUNTING CONTROL
REQUIRED BY SEC. RULE 17a-5

Board of Directors and Stockholder
Prime Pacific Financial Corp.

I have examined the financial statements of Prime Pacific Financial Corp. for the year ended December 31, 2001, and have issued my report thereon dated February 25, 2002. As part of my examination, I made a study and evaluation of the Company's system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of my study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by Prime Pacific Financial Corp. that I considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences requires by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rules 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system as a whole. However, my study and evaluation disclosed no condition that I believed to be a material weakness.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

Wing To Ng
Certified Public Accountant

El Monte, California
February 25, 2002

NASD
REGULATION
An NASD Company

February 28, 2002

Judy Chia
President
Prime Pacific Financial Corporation
260 S. Los Robles, Suite 300
Pasadena, CA 91101

RECEIVED
APR 05 2002

Re: Request for Annual Audit Extension

Dear Ms. Chia:

This is in response to your correspondence dated February 27, 2002 requesting an extension of time in which to file your Annual Audit Report for the fiscal year ending December 31, 2001.

I understand the pertinent facts to be as follows:

Your external auditors have advised you that there might be a slight delay, due to personnel travels, in completing the annual audit of Prime Pacific Financial Corporation as scheduled.

Based on your assertion of the foregoing facts and pursuant to SEC Rule 17a-5, paragraph (a)(5), Prime Pacific Financial Corporation is hereby granted an extension of time of 30 calendar days from March 1, 2002, in which to file its annual report of financial condition for the fiscal year ending December 31, 2001. This annual audit must be received on or before **March 31, 2002.**

If you have any further questions, please contact your examiner, Megan E. Vidaurri at 213/613-2652.

Sincerely,

Lusana Gee
Supervisor
213/ 613-2607